Supplement No. 3
dated December 1, 1999
to the Prospectus dated May 1, 1999
for the TIAA Real Estate Account

457(B) DEFERRED COMPENSATION PLANS
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As of December 1, 1999, GSRA contracts will be available to fund non-qualified deferred compensation plans under Section 457(b) of the Internal Revenue Code. 457(b) plans are deferred compensation plans for employees of state and local governments and certain tax-exempt organizations. 457(b) plans are similar to 403(b) plans which are described in the Prospectus. However, there are differences between the two types of plans, including the following differences:

Contributions - The maximum contribution limit to a 457(b) plan for 1999 is the lesser of $8,000 or 33 1/3% of "includable compensation" (as defined by law). Special catch up rules may permit a higher contribution in one or more of the last three years prior to an individual's retirement.

Plan Aggregation - Contributions made on behalf of an individual to a 403(b) plan, and elective deferrals made on behalf of an individual to a 401(k) plan, a simple IRA or to a Simplified Employee Pension Plan are aggregated with contributions to a 457(b) plan to calculate the maximum contribution that may be made to the 457(b) plan. For example, if an individual contributes to a 457(b) plan and another such plan with before-tax contributions, the total that may be contributed to all of the plans is effectively limited by the 457(b) maximum despite the otherwise higher limits which may be available under a 403(b) or 401(k) plan.

Withdrawals - Under current federal tax law, withdrawals from a 457(b) plan are not permitted earlier than the calendar year in which an individual reaches age 70 1/2, separates from service or is faced with an unforeseeable emergency (as defined by law). In addition, there are no early withdrawal tax penalties (i.e., no 10% excise tax on distributions prior to age 59 1/2).

Transfers - Assets may be transferred tax free between investment options within a plan or to another 457(b) plan only. Accumulations in 457(b) plans may not be rolled over to a qualified plan (e.g., a 401(a) plan), a 403(b) plan, or an IRA.

Taxes - Payments are required to be treated as wages and will be reported on Form W-2 rather than Form 1099-R used for other retirement plan distributions except in the case of death benefit payments which will be reported on Form 1099-R. Payments reported on Form W-2 may be taxable for state and local income tax purposes and be subject to federal social security taxes.

If you have any questions on this Supplement or would like to discuss 457(b) plans in more detail, please telephone our counseling center at 1 800 842-2776.